Exhibit 99.1

PRESS RELEASE

Maxar Technologies Appoints Biggs Porter as

Chief Financial Officer

WESTMINSTER, Colo., July 12, 2018 – Maxar Technologies (formerly MacDonald, Dettwiler and Associates Ltd.) (NYSE: MAXR; TSX: MAXR), a global technology innovator powering the new space economy, today announced the appointment of Biggs Porter as Executive Vice President and Chief Financial Officer, effective August 15, 2018.

Porter most recently served as Executive Vice President and Chief Financial Officer at Fluor Corporation, the largest U.S.-listed engineering and construction company, from 2012 to 2017. He was Chief Financial Officer of Tenet Healthcare from 2006-2012. Previously, he held finance and accounting leadership positions with Raytheon and Northrop Grumman.  He is a Certified Public Accountant and began his career as an Audit Principal at Arthur Young and Co. He earned a Master’s degree in Accounting from University of Texas and a Bachelor’s degree in Accounting from Duke University. Porter was twice named one of the 100 most influential people in finance by Treasury and Risk magazine, and was ranked as the top CFO in the engineering and construction industry by Institutional Investor magazine.

“I am extraordinarily pleased to welcome Biggs Porter to the Maxar Technologies leadership team,” said Howard L. Lance, Maxar President and Chief Executive Officer. “Biggs comes to Maxar with a wealth of public company CFO experience, an excellent background in the aerospace and defense sector, and an impressive track record of driving capital efficiency and profitable growth. His background and leadership qualities make him a great fit, and I am confident in his ability to start contributing to Maxar’s next phase of success on day one.”

“I would like to thank Anil Wirasekara for his contributions during this transition period as our interim Chief Financial Officer,” added Lance. “He will continue to play a key role on the Maxar leadership team as Executive Vice President reporting to me.”

"It’s an exciting time to join Maxar, a company that has tremendous potential to extend its industry lead as it accelerates innovation for the new space economy,” said Biggs Porter. "I look forward to building a strong partnership with Howard and the rest of the leadership team as the company executes its growth strategy and delivers increased shareholder value.”

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically-integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of Maxar Technologies Ltd. (the “Company”) with respect to future events and financial performance. Any such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ from current expectations include, but are not necessarily limited to: changes in government or intergovernmental priorities, mandates, funding levels, contracts and regulations; satellite failure; failure of third parties and subcontractors; and failure to anticipate changes in technology, technical standards and offerings or compliance with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov, or on the Company's website at www.maxar.com.

Investor Relations Contact

Jason Gursky

Maxar Technologies

1-303-684-2207

jason.gursky@maxar.com

Media Contact

Turner Brinton

Maxar Technologies

1-303-684-4545

turner.brinton@maxar.com